Exhibit 99.(a)(3)

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF TRUST
OF
COATUE INNOVATION FUND

THIS Certificate of Amendment to the Certificate of Trust of Coatue Innovation Fund (the “Trust”) is being duly executed and filed by the undersigned, as trustee, to amend the original Certificate of Trust (the “Certificate of Trust”) of a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. Section 3801, et seq.) (the “Act”).

1.         Name.   The name of the statutory trust amended hereby is Coatue Innovation Fund.

2.         Amendment.   The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to Coatue Innovative Strategies Fund.

3.         Effective Date.   This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in accordance with Section 3811(a)(2)of the Act.

By:	/s/ Nathan Urquhart
Trustee
Name:	Nathan Urquhart